Exhibit 99.1

IMPORTANT NOTICE

By reading the following release, you agree to be bound by the following limitations and qualifications: This press release is for informational purposes only and is not intended to and does not constitute an offer or invitation to exchange or sell or solicitation of an offer to subscribe for or buy, or an invitation to exchange, purchase or subscribe for, any securities, any part of the business or assets described herein, or any other interests or the solicitation of any vote or approval in any jurisdiction in connection with the proposed transaction or otherwise, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law. This press release should not be construed in any manner as a recommendation to any reader of this press release.

This press release is not a prospectus, product disclosure statement or other offering document for the purposes of Directive 2003/71/EC of the European Parliament and the Council of November 4th, 2003, as amended, in particular, by Directive 2010/73/EC of the European Parliament and the Council of November 24th, 2010, as amended and as implemented in each member State of the European Economic Area and under French and Dutch law.

An offer of securities in the United States pursuant to a business combination transaction will only be made, as may be required, through a prospectus which is part of an effective registration statement filed with the US Securities and Exchange Commission. You may obtain copies of all documents filed with the SEC regarding the proposed transaction, documents incorporated by reference, and FCA’s SEC filings at the SEC’s website at http://www.sec.gov.

FCA withdraws merger proposal to Groupe Renault

The Board of Fiat Chrysler Automobiles N.V. (“FCA”) (NYSE: FCAU / MTA: FCA), meeting this evening under the Chairmanship of John Elkann, has resolved to withdraw with immediate effect its merger proposal made to Groupe Renault.

FCA remains firmly convinced of the compelling, transformational rationale of a proposal that has been widely appreciated since it was submitted, the structure and terms of which were carefully balanced to deliver substantial benefits to all parties. However it has become clear that the political conditions in France do not currently exist for such a combination to proceed successfully.

FCA expresses its sincere thanks to Groupe Renault, in particular to its Chairman and its Chief Executive Officer, and also to the Alliance partners at Nissan Motor Company and Mitsubishi Motors Corporation, for their constructive engagement on all aspects of FCA’s proposal.

FCA will continue to deliver on its commitments through the implementation of its independent strategy.

London, 6 June 2019

Media:

FCA
Niel Golightly, niel.golightly@fcagroup.com, +1 248 933-6285
Shawn Morgan, shawn.morgan@fcagroup.com, +1 248 512-2692
Andrea Pallard, andrea.pallard@fcagroup.com,+39 0110030675
Fernao Silveira, fernao.silveira@fcagroup.com, +55 11 4949-3901

United Kingdom
Gelso Consulting
Richard Holloway + 44 7342 023 763
richard.holloway@gelso.co.uk
Laura Gilbert + 44 7799 413 351
laura.gilbert@gelso.co.uk

Andrew Garfield +44 7974982337
andrew.garfield@gelso.co.uk

United States
Sard Verbinnen & Co
Robert Rendine, Kelsey Markovich
+1 212 687 8080
fca@sardverb.com

Italy
Community, Strategic Communications Advisers
Auro Palomba, Marco Rubino
+39 02 89404231
fca@communitygroup.it

France
Image 7
Anne-France Malrieu, Simon Zaks
+33 1 53 70 74 95
fca@image7.fr

Japan
Ashton Consulting
Dan Underwood, Daniel Fath
+81 3 5425-7220 fca@ashton.jp

Investors:

FCA
Joe Veltri
Vice President, Investor Relations
Tel: +1 248 576 9257
investor.relations@fcagroup.com

FORWARD-LOOKING STATEMENTS

This press release contains forward-looking statements. These statements are based on the FCA Group’s current expectations and projections about future events and, by their nature, are subject to inherent risks and uncertainties. They relate to events and depend on circumstances that may or may not occur or exist in the future and, as such, undue reliance should not be placed on them. Actual results may differ materially from those expressed in such statements as a result of a variety of factors, including: volatility and deterioration of capital and financial markets, changes in commodity prices, changes in general economic conditions, economic growth and other changes in business conditions, weather, floods, earthquakes or other natural disasters, changes in government regulation, production difficulties, including capacity and supply constraints, uncertainties as to whether the proposed business combination will be agreed or consummated or as to the timing thereof as well as the realization of the anticipated synergies therefrom, and many other risks and uncertainties, most of which are outside of the FCA Group’s control.

FCA and its affiliates, directors, advisors, employees and representatives, expressly disclaim any liability whatsoever for such forward-looking statements.

Forward-looking statements speak only as of the date they are made. FCA does not assume any obligation to update any public information or forward-looking statement in this communication to reflect new information, future events or circumstances or for any other reason after the date of this communication, except as may be required by applicable laws, and any opinion expressed in this press release is subject to change without notice. FCA shall not have any obligation to correct any inaccuracies therein or omissions therefrom which may become apparent.